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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2006 (MM/DD/YY) AND ENDING 9/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gordian Knot Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue - Suite 740
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juliette Saisselin — 212-897-4454
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2007
WASH. DC
160
SECTION

OATH OR AFFIRMATION

I, Juliette Saisselin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordian Knot Inc., as of September ,20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



IRWIN NUSSBAUM
Notary Public, State of New York
No. 01NU4504738
Qualified in Nassau County
Commission Expires April 30, 2007

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL POSITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2007

GORDIAN KNOT INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Shareholder of
Gordian Knot Inc.

We have audited the accompanying statement of financial condition of Gordian Knot Inc. (the "Company") as of September 30, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Gordian Knot Inc. as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 20, 2007

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2007

ASSETS		
Cash	$	422,583
Due from parent		788,042
Property and equipment, net		23,244
Leasehold deposit		259,539
Other assets		58,972
	$	1,552,380
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	274,030
Deferred rent		4,288
Property taxes payable		985
Income taxes payable		31,764
Deferred income taxes		2,000
Total liabilities		313,067
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value, authorized, issued, and outstanding 10,000 shares		100
Additional paid-in capital		944,032
Retained earnings		295,181
Total stockholder's equity		1,239,313
	$	1,552,380

See accompanying notes to financial statements.

GORDIAN KNOT INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Gordian Knot Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Gordian Knot, Ltd. (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company engages in brokerage activity in connection with the sale of securities to customers for which the Parent provides investment management services.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the straight-line method as follows:

Asset	Useful Life
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Term of lease

Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Related party transaction

Under a servicing agreement, the Parent pays a fee to the Company for services to certain customers of the Parent equal to 105% of the expenses attributable to such activities, excluding income taxes. Such amounts are included as servicing fee income in the Statement of Operations. Due from parent on the Statement of Financial Condition includes amounts due to the Company pursuant to the servicing agreement.

4. Property and equipment

Details of property and equipment at September 30, 2007 are as follows:

Furniture and fixtures	$ 86,308
Office equipment	81,685
Leasehold improvements	11,125
	179,118
Less accumulated depreciation and amortization	155,874
	$ 23,244

5. Leasehold deposit

The Company entered into a property rental lease on January 29, 2001 ("rental commencement date") for a term of eighty-six months which ends March 31, 2008. In connection with this lease, the Company placed a cash deposit with the lessor in the amount of $504,390 which is being held in an interest bearing account. The balance of this deposit was reduced to $378,293 on April 1, 2005. The balance was further reduced to $252,194 on April 1, 2006 and will remain in place until the end of the lease. The lessor is entitled to an administration fee of 1% for the management of such interest bearing account. The Company earned $1,357 of interest on the rental deposit for the year ended September 30, 2007.

6. Concentrations

The Company maintains all of its cash in a single financial institution, in an account whose balance may exceed federally insured limits. In addition, the Company's leasehold deposit is held under the control of the landlord in a financial institution and it has a significant receivable from its Parent. The Company has not experienced any losses regarding theses items and believes that the related credit risk, if any, is minimal.

7. Commitments

The Company leases its facility under a non-cancelable lease which expires March 31, 2008. The lease provides for escalations based on certain increases in costs incurred by the lessor. The Company is actively seeking alternative office space.

Aggregate future minimum annual rental payments for the year ending September 30, 2008 are $130,548.

Rent expense for the year ended September 30, 2007 was approximately $ 301,000.

The Company received a two-month rent abatement at the rental commencement date. The abatement has been reflected as a liability on the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

8. Employee benefit plan

The Company maintains a retirement plan (the "Plan") for eligible participants to make voluntary contributions of a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company makes a contribution of 7% of basic salary and may, at the discretion of the board, make additional contributions subject to internal limits if these additional amounts are matched by the employee. At September 30, 2007, the Company incurred expenses related to the Plan in the amount of $26,853.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Net capital requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2007, the Company's net capital was approximately $109,500, which was approximately $88,700 in excess of its minimum requirement of approximately $20,800.

11. Off-balance sheet risk

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. The Company currently is not obligated under any guarantee agreements.

12. Income taxes

The provision for income taxes for the year ended September 30, 2007 consists of the following:

Current		
Federal	$	22,734
State and local		19,470
	$	42,204

The components of the Company's deferred tax liability at September 30, 2007 are as follows:

Deferred tax liability		
Excess of depreciation charged for tax purposes over depreciation charged for book purposes	$	(2,620)
Accretion of deferred rent		620
	$	(2,000)

END